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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM F-X

           APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING


A.   Name of issuer or person filing ("Filer"): TRANSALTA CORPORATION

B.   This is [check one]
     [X] an original filing for the Filer
     [ ] an amended filing for the Filer

C.   Identify the filing in conjunction with which this Form is being filed:

     Name of registrant: TRANSALTA CORPORATION

     Form type: FORM F-10

     File Number (if known): 001-15214

     Filed by: TRANSALTA CORPORATION

     Date Filed: CONCURRENTLY HEREWITH

D. The Filer is incorporated or organized under the laws of CANADA and has its principal place of business at (address in full and telephone number):

          110-12TH AVENUE S.W.
          CALGARY, ALBERTA T2P 2M1
          CANADA
          (403) 267-7110

E. The Filer designates and appoints: CT CORPORATION SYSTEM ("Agent") located at 111 8TH AVENUE, 13TH FLOOR, NEW YORK, NEW YORK 10011 telephone (212) 894-8400 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

     (a) Any investigation or administrative proceeding conducted by the Commission; and

     (b) Any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States, or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form F-10 filed concurrently herewith or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an
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     administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer ahs ceased reporting under the Exchange Act. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during such period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10, the securities to which the Form F-10; and the transactions in such securities.
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The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calgary, Province of Alberta, Country of Canada on May 4, 2002.


         Filer:               TRANSALTA CORPORATION

                              By:   /s/ Stephen G. Snyder
                                    ---------------------------------------
                                    Name: Stephen G. Snyder
                                    Title: President and Chief Executive Officer


                              CT CORPORATION SYSTEM
                              As Agent for Service of Process
                              for TRANSALTA CORPORATION

                              By:   /s/ D. F. Hickey
                                    ---------------------------------------
                                    Name:  D. F. Hickey
                                    Title:  Assistant Secretary
                                    Date: May 4, 2002